Mail Stop 3561

July 28, 2009

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
ul. Garbary 57, 61-758
Poznań, Poland

>            **Re:    Sunset Suits Holdings, Inc.**
>                    **Amendment No. 1 to Registration Statement on Form S-1**
>                    **Filed May 14, 2009**
>                    **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We partially re-issue comment two in our letter dated June 12, 2009. Please revise throughout to provide the basis for and limitations of statements such as

the following statement on page 38: "Our management believes that there is low risk of breaching these settlement agreements." As other non-exclusive examples, you refer to statistical and financial data and "internal know-how and observations of the market" on page 18 and elsewhere without clearly identifying or explaining the data or knowledge, and you do not describe the limitations and risks associated with them. Similarly, you state on page 10 that management believes the company will generate positive cash flows of approximately $3.2 million in 2009. Note that these are non-exclusive examples. Please revise throughout and identify the key factors or assumptions underlying any projections.

2.      Also, with respect to prior comment three, please revise pages 18-19 to clarify the assumptions listed as the basis for the belief that you will finance 60% of your development plan's capital investment needs through operating cash flow, given your anticipated repayment of $6 million of long term notes and losses of approximately $1.3 million for the three months ended March 31, 2009. For example:

- You state that new corporate and direct sales distribution channels will result in additional cash flow of $350,000 and $1,050,000 in 2009 and 2010, respectively. However, it is unclear what assumptions you are relying on for the expectation that the costs of the additional sales channels will not outweigh any increased revenues. The statement in the third to last bullet point on page 19 that your new distribution channels "may prove unsuccessful" does not clearly explain the basis for or limitations of your belief.

- You refer to "sales efficiency" and more profitable stores but do not explain why you believe expenses associated with the prime mall locations would not outweigh any increase in revenues. The statement in the second to last bullet point on page 19 that you may be unable to achieve hoped-for-sales efficiencies does not clearly explain the basis for or limitations of your belief.

- You refer to negotiations regarding rent agreements, salaries, raw materials suppliers, "reduction of employment," bank settlement agreements, trade creditors, etc. However, it is unclear on what basis you believe you will be successful in negotiating these items. Similarly, it is unclear what incentives the other parties have in negotiating, or whether and to what extent you will have to exchange value in order to receive the negotiated terms. If you will be required to exchange value to obtain the

negotiated terms, it is unclear why you believe that would not negatively affect cash flows.

- You refer to success in renegotiation of significant amounts of tax liabilities maturing in March 2010 without disclosing the amounts—which appear to be the approximately $3 million final installment—or explaining why you believe you will be successful in renegotiating them.

- You do not explain the extent to which any of the listed assumptions are necessary for the achievement of the 60% goal, as opposed to replaceable through the achievement of other goals.  And you do not quantify the approximate amount of working capital needed for the development plan or how much you anticipate cutting back on the plan in the event you fail to generate the anticipated increase in cash flows.

3.    With respect to the renegotiation of the approximately $3 million final installment for tax liabilities, we note the reference on page eight to "the financial situation of Men's Fashion and Fashion Service as of the date of the filing application." Please revise to clarify how the assumptions regarding your financial situation for purposes of the negotiation are consistent with the assumptions identified in the first bullet point on page 19.  For example, it is unclear if you believe the tax authority would be more likely to grant a waiver or deferment if your financial situation has not significantly improved, and, if that is the case, why the assumption regarding the negotiation of the final installment is consistent with the estimate that you will achieve the development plans and 60% funding from cash flow.  Please revise or advise.

Summary, page 1

Conventions and Treatment of Stock Split, page 5

4.    We note your response to prior comment six from our letter dated June 12, 2009. Please revise your conversion rates of Polish Zloty to U.S. Dollar to reconcile to your disclosures within the caption entitled 'Foreign currency exposure' at page 33.

Risk Factors, page 7

5.    Consider providing risk factor disclosure regarding the extent of Mr. Kranik's share ownership and ability to control the company.

6.      We note your response to prior comments nine and 16 and the revised disclosure on page 13.  Please disclose the extent to which the statement regarding the sufficiency of your cash on hand is based on any of the assumptions described on pages 18-19.

Management's Discussion and Analysis, page 16

Overview, page 16

7.      We note your response to comment 20 from our letter dated June 12, 2009.  Your revised disclosures at page 18 describe your short-term intentions to expand your presence in shopping malls by opening new locations, as well as launching new distribution channels such as corporate sales and direct selling.  Please revise this discussion on page 18 describing your short-term goals or plans to reconcile with the initial paragraph of page 20 in which you describe that management has determined that it is in your best interest to scale back plans to open as many stores as possible in 2009, and well as possibly 2010, as initially planned.

Liquidity and Capital Resources, page 31

Repayments of Debt, page 32

8.      We partially re-issue comment 25 in our letter dated June 12, 2009.  Please revise "Repayments of Debt" to identify the "agreed re-schedule of long term debt repayments," including the agreement containing the material terms.

Foreign Currency Exposure, page 33

9.      Your disclosures at page 34 appear to present exchange rates of PLN to U.S. Dollars at June 30, 2009.  Please revise the paragraph immediately preceding these rates that indicates 'the change of the foreign currency rate of USD to PLN as of May 28, 2009…' to match the period presented in the accompanying table (e.g. currently June 30, 2009).

Loan Facilities, page 35

10.     We note from your response to comment 31 of our letter dated June 12, 2009 and the disclosure on page 37 that each account must comply with the requirements of satisfactory cash flows.  Please describe the meaning of "cash flows on the Company's account" and the requirements to maintain "satisfactory cash flows."

Tax and Social Security Payment Obligations, page 38

11.    We note from the second risk factor on page 8 that Fashion Service assumed a portion of delinquent tax and social security obligations of Men's Fashion, and the details of your June 10, 2009 agreement with the social security authority. Please revise your disclosures to clearly state, if true, that the amounts negotiated under the deferment agreement described at pages 38-39 are classified as liabilities in the financial statements of Sunset Suits Holdings, Inc. regardless of the predecessor entity that incurred such obligations.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 58

12.    We note your response to comment 44 in our letter dated June 12, 2009. Please revise and expand your disclosure to address that comment. Also, we note your response to comment 32 in our letter dated August 1, 2008. We note, however, the related party transactions identified on page F-23. Please advise or revise.

Consolidated Financial Statements for the Three Months Ended March 31, 2009 and 2008, page F-1

Note 22. Subsequent Events, page F-26

13.    Please tell us why you do not disclose the June 10, 2009 deferment agreement with the social security authority and the impact it had on the amount and timing of payments of delinquent social security obligations as a subsequent event.

Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007, page F-27

14.    We note your response to comment 51 from our letter dated June 12, 2009. We acknowledge your intention to file separate audited combined financial statements of the four local companies that operate your 19 foreign stores and to present pro forma financial statements for each fiscal year and interim period for which you provide historical financial statements. Please include such statements in your upcoming amendment to Form S-1.

Consolidated Balance Sheets, page F-29

15.    Please revise the presentation of your balance sheet to remove the column titled
       'Restated', which is currently empty, and label your December 31, 2007 totals
       'Restated', as you have described in Note 4.

Notes to Consolidated Financials, page F-33

16.    In Notes 5, 7, 11, 19, 20 and 22 please remove the column titled 'Restated' and
       revise your column header titled December 31, 2007 to indicate the column is
       restated.

Note 4.  Restatement of Financial Statements, page F-39

17.    We note your response to prior comment 54 from our letter dated June 12, 2009.
       Please provide us a rollforward of the liabilities related to the social security
       payable from January 1, 2007, to December 31, 2008, to March 31, 2009.  The
       rollforward should be presented in U.S. dollars.  We expect that the rollforward
       would present, at a minimum: payments, assessments, reclassifications between
       liability accounts, extinguishments as a result of decisions with the social security
       authority, and the impact of foreign currency translations.

Note 17.  Operating Risk, page F-54

Foreign Currency Risk, page F-55

18.    We note your supplemental response to comment 68 from our letter dated June
       12, 2009 indicating your belief that your disclosures are adequate with regard to
       foreign exchange risk, including your reference to MD&A at page 34.  We also
       note your acknowledgement that the word 'bare' has been changed in both places
       in which it occurs.  Your disclosures at Note 17 are identical to the disclosures
       included in Amendment 1.  These disclosures,  including 'The Group financial
       results are bare to foreign currency exposure risk' and that 'The Group operating
       results are considerably bare to foreign currency exposure risks' appear
       contradictory to your disclosures at page 34 within the caption 'Foreign currency
       exposure'.   Please revise your footnote disclosures to address the risks posed by
       your significant US dollar denominated debt and substantial minimum operating
       lease payments denominated in US dollars or Euros.

Part II

Item 16. Exhibits and Financial Statement Schedules

19.     We note that the opinion of counsel filed pursuant to Item 601(b)(5) of Regulation S-K is unsigned.  Please file a copy of the signed opinion.

\* \* \* \* \*

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,


                                        John Reynolds
                                        Assistant Director


cc:     Louis A. Bevilacqua, Esq.
        Joseph R. Tiano, Esq.
        Fax: (202) 663-8007